Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-219206

GS Finance Corp. $1,030,000 Underlier-Linked Notes due 2022 guaranteed by The Goldman Sachs Group, Inc.

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (December 8, 2022) is based on the lesser performing of the iShares® MSCI Emerging Markets ETF and the EURO STOXX 50® Index as measured from the trade date (December 3, 2018) to and including the determination date (December 5, 2022).
The return on your notes is linked in part to the performance of the iShares® MSCI Emerging Markets ETF (ETF), and not to that of the MSCI Emerging Markets Index (underlying index) on which the ETF is based. The ETF follows a strategy of “representative sampling”, which means the ETF’s holdings are not the same as those of its underlying index. The performance of the ETF may significantly diverge from that of its underlying index.
If the final level of each underlier on the determination date is greater than its initial level ($41.91 with respect to the iShares® MSCI Emerging Markets ETF and 3,214.99 with respect to the EURO STOXX 50® Index), the return on your notes will be positive and will equal 2.7 times the lesser performing underlier return.
If the final level of any underlier is equal to or less than its initial level, you will receive the greater of (i) the minimum settlement amount of $950 and (ii) $1,000 plus the product of $1,000 times the lesser performing underlier return. If the final level of any underlier is less than its initial level, you will receive less than the face amount of your notes.
The amount that you will be paid on your notes at maturity is based on the performance of the underlier with the lowest underlier return. The underlier return for each underlier is the percentage increase or decrease in the final level of such underlier from its initial level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:
•
if the underlier return of each underlier is greater than 0% (the final level of each underlier is greater than its initial level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 2.7 times (c) the lesser performing underlier return; or

•
if the underlier return of any underlier is equal to or less than 0% (the final level of any underlier is equal to or less than its initial level), the greater of (i)  the minimum settlement amount of $950 and (ii) the sum of (1) $1,000 plus (2) the product of (a) the lesser performing underlier return times (b) $1,000. You will receive less than the face amount of your notes.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-9.
The estimated value of your notes at the time the terms of your notes are set on the trade date is equal to approximately $954 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.
Original issue date:	December 6, 2018	Original issue price:	100% of the face amount*
Underwriting discount:	1% of the face amount*	Net proceeds to the issuer:	99% of the face amount
*See “Summary Information — Key Terms — Supplemental plan of distribution; conflicts of interest” on page PS-4 for additional information regarding the fees comprising the underwriting discount.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC
Pricing Supplement No. 4,772 dated December 3, 2018.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp., may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes
The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $954 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $46 per $1,000 face amount).
Prior to December 3, 2019, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through December 2, 2019). On and after December 3, 2019 , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:
•          General terms supplement no. 1,734 dated July 10, 2017
•          Prospectus supplement dated July 10, 2017
•          Prospectus dated July 10, 2017
The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated July 10, 2017, references to the “accompanying prospectus supplement” mean the accompanying prospectus supplement, dated July 10, 2017, for Medium-Term Notes, Series E, and references to the “accompanying general terms supplement no. 1,734” mean the accompanying general terms supplement no. 1,734, dated July 10, 2017, in each case of GS Finance Corp. and The Goldman Sachs Group, Inc. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.
This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-16 of the accompanying general terms supplement no. 1,734. Please note that certain features, as noted below, described in the accompanying general terms supplement no. 1,734 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying general terms supplement no. 1,734.

Key Terms
Issuer: GS Finance Corp.
Guarantor: The Goldman Sachs Group, Inc.
Underliers:  the iShares® MSCI Emerging Markets ETF (Bloomberg symbol, “EEM UP Equity”); and the EURO STOXX 50 ® Index (Bloomberg symbol, “SX5E Index”), as sponsored and maintained by STOXX; see “The Underliers” on page PS-16
Underlying index of the iShares® MSCI Emerging Markets ETF: the MSCI Emerging Markets Index, as published by MSCI, Inc. (“MSCI”)
Specified currency: U.S. dollars (“$”)
Face amount: each note will have a face amount equal to $1,000; $1,030,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement
Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-11 of this pricing supplement.
Supplemental discussion of U.S. federal income tax consequences: the notes will be treated as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes.  Under this treatment, it is the opinion of Sidley Austin llp that if you are a U.S. individual or taxable entity, you generally should be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes. In addition, any gain you may recognize on the sale, exchange or maturity of the notes will be taxed as ordinary interest income.
Cash settlement amount: for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•
if the underlier return of each underlier is greater than 0% (the final underlier level of each underlier is greater than its initial underlier level), the sum of (i) $1,000 plus (ii) the product of (1) $1,000 times (2) the upside participation rate times (3) the lesser performing underlier return; or

•
if the underlier return of any underlier is equal to or less than 0% (the final underlier level of any underlier is equal to or less than its initial underlier level), the greater of (i) the minimum settlement amount and (ii) the sum of (1) $1,000 plus (2) the product of (a) $1,000 times (b) the lesser performing underlier return. You will receive less than the face amount of your notes.

Initial underlier level: $41.91 with respect to the iShares® MSCI Emerging Markets ETF and 3,214.99 with respect to the EURO STOXX 50® Index
Final underlier level: with respect to each underlier, the closing level of such underlier on the determination date, subject to anti-dilution adjustments (with respect to the iShares® MSCI Emerging Markets ETF only) as described under “Supplemental Terms of the Notes — Anti-dilution Adjustments for Exchange-Traded Funds” on page S-28 of the accompanying general terms supplement no. 1,734, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-23 of the accompanying general terms supplement no. 1,734 and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-27 of the accompanying general terms supplement no. 1,734
Lesser performing underlier return: the underlier return of the lesser performing underlier
Lesser performing underlier: the underlier with the lowest underlier return
Underlier return: with respect to each underlier, the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage
Minimum settlement amount: $950
Upside participation rate: 270%
Trade date: December 3, 2018
Original issue date (settlement date): December 6, 2018
Determination date: December 5, 2022, subject to adjustment as described under “Supplemental Terms of the Notes —Determination Date” on page S-17 of the accompanying general terms supplement no. 1,734
Stated maturity date: December 8, 2022, subject to adjustment as described under "Supplemental Terms of the Notes — Stated Maturity Date” on page S-16 of the accompanying general terms supplement no. 1,734
No interest: the offered notes do not bear interest
No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system
No redemption: the offered notes will not be subject to redemption right or price dependent redemption right
Closing level: with respect to each underlier, as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-31 of the accompanying general terms supplement no. 1,734
Business day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-30 of the accompanying general terms supplement no. 1,734
Trading day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-31 of the accompanying general terms supplement no. 1,734
Use of proceeds and hedging: as described under “Use of Proceeds” and “Hedging” on page S-94 of the accompanying general terms supplement no. 1,734
ERISA: as described under “Employee Retirement Income Security Act” on page S-95 of the accompanying general terms supplement no. 1,734
Supplemental plan of distribution; conflicts of interest: as described under “Supplemental Plan of Distribution” on page S-96 of the accompanying general terms supplement no. 1,734 and “Plan of Distribution — Conflicts of Interest” on page 94 of the accompanying prospectus; GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000.

GS Finance Corp. has agreed to sell to Goldman Sachs & Co. LLC (“GS&Co.”), and GS&Co. has agreed to purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 0.7% of the face amount. GS&Co. will pay a fee of 0.45% from the concession to Axio Financial LLC in connection with its marketing efforts related to the offered notes. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
We will deliver the notes against payment therefor in New York, New York on December 6, 2018. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.
We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.
Calculation agent: GS&Co.
CUSIP no.: 40056EJS8
ISIN no.: US40056EJS81
FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES
The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical closing levels of the underliers on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.
The examples below are based on a range of underlier levels that are entirely hypothetical; no one can predict what the closing level of any underlier will be on any day throughout the life of your notes and what the final closing level of the lesser performing underlier will be on the determination date. The underliers have been highly volatile in the past — meaning that the underlier levels have changed substantially in relatively short periods — and their performance cannot be predicted for any future period.
The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the underliers, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-9 of this pricing supplement. The information in the examples also reflects the key terms and assumptions in the box below.
Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	270%
Minimum settlement amount	$950
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
No change in or affecting any of the underlier stocks or the method by which the applicable investment advisor calculates any underlier
Notes purchased on original issue date at the face amount and held to the stated maturity date
For these reasons, the actual performance of the underliers over the life of your notes, as well as the amount payable at maturity may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the underlier levels during recent periods, see “The Underliers — Historical Closing Levels of the Underliers” on page PS-16. Before investing in the notes, you should consult publicly available information to determine the underlier levels between the date of this pricing supplement and the date of your purchase of the notes.
Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels of the lesser performing underlier and are expressed as percentages of the initial underlier level of the lesser performing underlier. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level of the lesser performing underlier (expressed as a percentage of the initial underlier level of the lesser performing underlier), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level of the lesser performing underlier (expressed as a percentage of the initial underlier level of the lesser performing underlier) and the assumptions noted above.
Hypothetical Final Underlier Level of the Lesser Performing Underlier (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount at Maturity (as Percentage of Face Amount)
130.000%	181.000%
120.000%	154.000%
110.000%	127.000%
100.000%	100.000%
98.000%	98.000%
96.000%	96.000%
95.000%	95.000%
75.000%	95.000%
50.000%	95.000%
30.000%	95.000%
20.000%	95.000%
10.000%	95.000%
0.000%	95.000%

If, for example, the final underlier level of the lesser performing underlier were determined to be 20.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 95.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 5.000% of your investment.
The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final underlier level of the lesser performing underlier were any of the hypothetical levels shown on the horizontal axis. The hypothetical cash settlement amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical final underlier levels of the lesser performing underlier are expressed as percentages of its initial underlier level. The chart shows that any hypothetical final underlier level of the lesser performing underlier of less than 100.000% (the section left of the 100.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis).

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-3 of the accompanying general terms supplement no. 1,734.
Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier levels or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the closing levels of the underliers and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive at maturity and the rate of return on the offered notes will depend on the actual final underlier levels determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 1,734. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement and the accompanying general terms supplement no. 1,734. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., with respect to an underlier to which your notes are linked, the stocks comprising such underlier. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes
The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors.  The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models.  As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”.  Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.
In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes.  These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-3 of the accompanying general terms supplement no. 1,734.
The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, GS&Co. pays to us the amounts we owe under your notes.
In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).
Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.
There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.
The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
Although the return on the notes will be based on the performance of each underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc. as guarantor of the notes. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series E Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 42 of the accompanying prospectus.
You May Lose A Portion of Your Investment in the Notes
You can lose a portion of your investment in the notes. The cash settlement amount on your notes on the stated maturity date will be based on the performance of the lesser performing of the iShares® MSCI Emerging Markets ETF (“the ETF”) and the EURO STOXX 50® Index as measured from their initial underlier levels to their closing levels on the determination date. If the final underlier level of any underlier is less than its initial underlier level, you will lose up to 5% of your investment in the notes, excluding any premium to face amount you paid when you purchased the notes.
Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.
The Amount Payable on Your Notes Is Not Linked to the Levels of the Underliers at Any Time Other than the Determination Date
The final underlier level of each underlier will be based on the closing level of such underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of one underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop.  Although the actual closing levels of the underliers on the stated maturity date or at other times during the life of your notes may be higher than the closing levels of the underlier on the determination date, you will not benefit from the closing levels of the underliers at any time other than on the determination date.
The Cash Settlement Amount Will Be Based Solely on the Lesser Performing Underlier
The cash settlement amount will be based on the lesser performing underlier without regard to the performance of the other underlier. As a result, you could lose all or some of your initial investment if the lesser performing underlier return is negative, even if there is an increase in the level of the other underlier. This could be the case even if the other underlier increased by an amount greater than the decrease in the lesser performing underlier.

Your Notes Do Not Bear Interest
You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.
If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected
The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the minimum settlement amount would not offer the same measure of protection to your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.
The Policies of the ETF’s Investment Advisor, Blackrock Fund Advisors, and MSCI, the Sponsor of the Underlying Index, Could Affect the Amount Payable on Your Notes and Their Market Value
The ETF’s investment advisor, Blackrock Fund Advisors (“BFA” or the “ETF investment advisor”), may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the ETF investment advisor concerning the calculation of the net asset value of the ETF, additions, deletions or substitutions of securities in the ETF and the manner in which changes affecting the underlying index are reflected in the ETF that could affect the market price of the shares of the ETF, and therefore, the amount payable on your notes on the stated maturity date. The amount payable on your notes and their market value could also be affected if the ETF investment advisor changes these policies, for example, by changing the manner in which it calculates the net asset value of the ETF, or if the ETF investment advisor discontinues or suspends calculation or publication of the net asset value of the ETF, in which case it may become difficult or inappropriate to determine the market value of your notes.
If events such as these occur, the calculation agent — which initially will be GS&Co. — may determine the closing level of the ETF on the determination date — and thus the amount payable on the stated maturity date — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the closing level of the ETF on the determination date and the amount payable on your notes more fully under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-27 of the accompanying general terms supplement no. 1,734.

In addition, MSCI, the underlier sponsor of the underlying index, owns the underlying index and is responsible for the design and maintenance of the underlying index. The policies of the underlying index sponsor concerning the calculation of the underlying index, including decisions regarding the addition, deletion or substitution of the equity securities included in the underlying index, could affect the level of the underlying index and, consequently, could affect the market price of shares of the ETF and, therefore, the cash settlement amount on your notes and their market value.
There Are Risks Associated with the ETF
Although the ETF’s shares are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the ETF or that there will be liquidity in the trading market.
In addition, the ETF is subject to management risk, which is the risk that the ETF investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the ETF investment advisor may select up to 10% of the ETF’s assets to be invested in shares of equity securities that are not included in the underlying index.  The ETF is also not actively managed and may be affected by a general decline in market segments relating to the underlying index.  The ETF investment advisor invests in securities included in, or representative of, the underlying index regardless of their investment merits.  The ETF investment advisor does not attempt to take defensive positions in declining markets.
In addition, the ETF is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositories.  Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody problems.
Further, under continuous listing standards adopted by the NYSE Arca, the ETF will be required to confirm on an ongoing basis that the components of the underlying index satisfy the applicable listing requirements.  In the event that the underlying index does not comply with the applicable listing requirements, the ETF would be required to rectify such non-compliance by requesting that the underlying index sponsor modify the underlying index, adopting a new underlying index or obtaining relief from the Securities and Exchange Commission. There can be no assurance that the underlying index sponsor would so modify the underlying index or that relief would be obtained from the Securities and Exchange Commission and, therefore, non-compliance with the continuous listing standards may result in the ETF being delisted by the NYSE Arca.
The ETF and the Underlying Index are Different and the Performance of the ETF May Not Correlate With the Performance of its Underlying Index
The ETF uses a representative sampling strategy (more fully described under “The Underliers”) to attempt to track the performance of the underlying index. The ETF may not hold all or substantially all of the equity securities included in the underlying index and may hold securities or assets not included in the underlying index. Therefore, while the performance of the ETF is generally linked to the performance of the underlying index, the performance of the ETF is also linked in part to shares of equity securities not included in the underlying index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with the ETF investment advisor.
Imperfect correlation between the ETF’s portfolio securities and those in the underlying index, rounding of prices, changes to the underlying index and regulatory requirements may cause tracking error, which is the divergence of the ETF’s performance from that of the underlying index.
In addition, the performance of the ETF will reflect additional transaction costs and fees that are not included in the calculation of the underlying index and this may increase the tracking error of the ETF. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the ETF and the underlying index. Finally, because the shares of the ETF are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the ETF may differ from the net asset value per share of the ETF.
For all of the foregoing reasons, the performance of the ETF may not correlate with the performance of the underlying index. Consequently, the return on the notes will not be the same as investing directly in the underlying index or in the underlying index stocks, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the underlying index.
An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities Markets
The value of your notes is linked to underliers that are comprised of stocks from one or more foreign securities markets. Investments linked to the value of foreign equity securities involve particular risks. Any foreign securities market may be less liquid, more volatile and affected by global or domestic market developments in a different way than are the U.S. securities market or other foreign securities markets. Both government intervention in a foreign securities market, either directly or indirectly, and cross-shareholdings in foreign companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission. Further, foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices of securities in a foreign country are subject to political, economic, financial and social factors that are unique to such foreign country's geographical region. These factors include: recent changes, or the possibility of future changes, in the applicable foreign government's economic and fiscal policies; the possible implementation of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities; fluctuations, or the possibility of fluctuations, in currency exchange rates; and the possibility of outbreaks of hostility, political instability, natural disaster or adverse public health developments. The United Kingdom has voted to leave the European Union (popularly known as “Brexit”). The effect of Brexit is uncertain, and Brexit has and may continue to contribute to volatility in the prices of securities of companies located in Europe and currency exchange rates, including the valuation of the euro and British pound in particular. Any one of these factors, or the combination of more than one of these factors, could negatively affect such foreign securities market and the price of securities therein. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a foreign securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other foreign securities markets. Foreign economies may also differ from the U.S. economy in important respects, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency, which may have a positive or negative effect on foreign securities prices.
Because foreign exchanges may be open on days when the ETF is not traded, the value of the securities underlying the ETF may change on days when shareholders will not be able to purchase or sell shares of the ETF. This could result in premiums or discounts to the ETF’s net asset value that may be greater than those experienced by an ETF that does not hold foreign assets.
In addition, the ETF holds stocks traded in the equity markets of emerging market countries. The countries whose markets are represented by the ETF include Brazil, Chile, China, Colombia, the Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey and United Arab Emirates. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. It will also likely be more costly and difficult for the ETF investment advisor to enforce the laws or regulations of a foreign country or trading facility, and it is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in the stocks included in the ETF.
Your Investment in the Notes Will Be Subject to Foreign Currency Exchange Rate Risk
The ETF holds assets that are denominated in non-U.S. dollar currencies. The value of the assets held by the ETF that are denominated in non-U.S. dollar currencies will be adjusted to reflect their U.S. dollar value by converting the price of such assets from the non-U.S. dollar currency to U.S. dollars. Consequently, if the value of the U.S. dollar strengthens against the non-U.S. dollar currency in which an asset is denominated, the level of the ETF may not increase even if the non-dollar value of the asset held by the ETF increases.
Foreign currency exchange rates vary over time, and may vary considerably during the term of your notes. Changes in a particular exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions. Of particular importance are:
●	existing and expected rates of inflation;
●	existing and expected interest rate levels;
●	the balance of payments among countries;

●	the extent of government surpluses or deficits in the relevant foreign country and the United States; and
●	other financial, economic, military and political factors.
All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of the relevant foreign countries and the United States and other countries important to international trade and finance.
The market price of the notes and level of the ETF could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad or other de facto restrictions on the repatriation of U.S. dollars.
It has been reported that the U.K. Financial Conduct Authority and regulators from other countries are in the process of investigating the potential manipulation of published currency exchange rates.  If such manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been.  Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes.  In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations.  Any such changes or reforms could also adversely impact your notes.
The Return on Your Notes Will Not Reflect Any Dividends Paid on the ETF or any Underlier Stocks
The return on your notes will not reflect the return you would realize if you actually owned the ETF or underlier stock and received the distributions paid on the shares of the ETF. You will not receive any dividends that may be paid on any of the underlier stocks by the underlier stock issuers or the shares of the ETF. See “—You Have No Shareholder Rights or Rights to Receive Any Shares of the ETF or Any Underlier Stock” below for additional information.
You Have No Shareholder Rights or Rights to Receive Any Shares of the ETF or Any Underlier Stock
Investing in your notes will not make you a holder of any shares of the ETF or any underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the ETF or the underlier stocks, including any voting rights, any right to receive dividends or other distributions, any right to make a claim against the ETF or the underlier stocks or any other right of a holder of any shares of the ETF or the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any shares of the ETF or any underlier stocks.
Your Notes May Not Have an Active Trading Market
Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.
We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.
Your Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes
The notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale, exchange or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see "Supplemental Discussion of Federal Income Tax Consequences" below for a more detailed discussion. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.
Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities
Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIERS
The iShares® MSCI Emerging Markets ETF
The shares of the iShares® MSCI Emerging Markets ETF are issued by iShares, Inc., a registered investment company. The iShares® MSCI Emerging Markets ETF seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index.  The iShares® MSCI Emerging Markets ETF trades on the NYSE Arca under the ticker symbol “EEM”.  BlackRock Fund Advisors (“BFA”) serves as the investment advisor to the iShares® MSCI Emerging Markets ETF.
The following tables display the top holdings and weighting by sector and country of the iShares® MSCI Emerging Markets ETF.  A list of constituent stocks can be found at us.iShares.com/product_info/fund/overview/EEM.htm. We are not incorporating by reference the website or any material it includes in this pricing supplement. This information has been obtained from the iShares® website without independent verification.
iShares® MSCI Emerging Markets ETF Top Ten Holdings as of December 3, 2018
ETF Stock Issuer	Percentage (%)
TENCENT HOLDINGS LTD	4.68%
ALIBABA GROUP HOLDING ADP REPRESEN	4.18%
TAIWAN SEMICONDUCTOR MANUFACTURING	3.71%
SAMSUNG ELECTRONICS LTD	3.69%
NASPERS LIMITED N LTD	1.83%
CHINA CONSTRUCTION BANK CORP H	1.65%
CHINA MOBILE LTD	1.17%
BAIDU ADR REPTG INC CLASS A	1.05%
PING AN INSURANCE (GROUP) CO OF CH	1.01%
INDUSTRIAL AND COMMERCIAL BANK OF	0.99%
Total	23.96%

iShares® MSCI Emerging Markets ETF Weighting by Sector as of December 3, 2018*ǂ
Sector	Percentage (%)
Financials	24.31%
Information Technology	14.59%
Communication	13.92%
Consumer Discretionary	10.86%
Energy	8.21%
Materials	7.55%
Consumer Staples	6.47%
Industrials	5.36%
Health Care	2.95%
Real Estate	2.93%
Utilities	2.55%
Cash and/or Derivatives	0.31%
Total	100.01%
* Percentages may not sum to 100% due to rounding.
ǂ The Global Industry Classification Structure, which MSCI utilizes to classify the constituents of the MSCI Emerging Markets Index, was updated in September 2018.  Please see below for additional information about these updates.

iShares® MSCI Emerging Markets ETF Weighting by Country as of December 3, 2018*
Country	Percentage (%)
China	31.45%
Korea (South)	13.88%
Taiwan	11.26%
India	8.84%
Brazil	7.40%
South Africa	6.20%
Russian Federation	3.74%
Mexico	2.59%
Thailand	2.44%
Malaysia	2.31%
Indonesia	2.20%
Poland	1.22%
Chile	1.09%
Philippines	1.06%
Qatar	1.05%
Cash and/or Derivatives	0.31%
Other	2.97%
Total	100.01%
* Percentages may not sum to 100% due to rounding.
As of October 31, 2018, iShares® reported the following average annual returns on the market price of the ETF’s shares and the MSCI Emerging Markets Index.  The market price of the ETF’s shares takes into account distributions on the shares and the returns shown account for changes in the mid-point of the bid and ask prices at 4:00 p.m., Eastern time on the relevant date. ETF shares: 1 year, -13.51%; 3 years, 6.06%; 5 years, 0.36%; 10 years, 6.45%; since inception, 10.17%; MSCI Emerging Markets Index: 1 year, -12.52%; 3 years, 6.52%; 5 years, 0.78%; 10 years, 7.84%; since ETF inception, 10.67%.
Notwithstanding the iShares® MSCI Emerging Markets ETF’s investment objective, the return on your notes will not reflect any dividends paid on the shares of the iShares® MSCI Emerging Markets ETF, on the securities purchased by the iShares® MSCI Emerging Markets ETF or on the securities that comprise the MSCI Emerging Markets Index.
As of the close on May 31, 2018, MSCI began a multi-step process to include, in the MSCI Emerging Markets Index, large cap China A shares that are not in trading suspension. As part of the first step of the inclusion process, which resulted from the May 2018 quarterly index review, MSCI added such large cap China A shares to the MSCI Emerging Markets Index at 2.5% of their foreign inclusion factor-adjusted market capitalization. In connection with the August 2018 quarterly index review, MSCI implemented the second step of the inclusion process by increasing the foreign inclusion factor-adjusted market capitalization of those existing China A share constituents from 2.5% to 5%. With the implementation of this second step, and the inclusion of additional China A shares in connection with the August 2018 quarterly index review, China A shares were initially expected to represent approximately 0.75% of the MSCI Emerging Markets Index.
MSCI has announced that, beginning in June 2019, it expects to include the MSCI Saudi Arabia Index in the MSCI Emerging Markets Index, representing on a pro forma basis a weight of approximately 2.6% of the MSCI Emerging Markets Index with 32 securities, following a two-step inclusion process. The first inclusion step is expected to coincide with the May 2019 semi-annual review and the second inclusion step is expected to take place as part of the August 2019 quarterly index review. In addition, MSCI has announced the reclassification of the MSCI Argentina Index from a “frontier market” to an “emerging market”, and the MSCI Argentina Index is expected to be included in the MSCI Emerging Markets Index coinciding with the May 2019 semi-annual index review. MSCI expects to continue to restrict the inclusion in the MSCI Argentina Index to only foreign listings of Argentinian companies, such as American depositary receipts.
As of the close of business on September 21, 2018, MSCI and S&P Dow Jones Indices LLC updated the Global Industry Classification Sector structure. Among other things, the update broadened the Telecommunications Services sector and renamed it the Communication Services sector. The renamed sector includes the previously existing Telecommunication Services Industry group, as well as the Media Industry group, which was moved from the Consumer Discretionary sector and renamed the Media & Entertainment Industry group. The Media & Entertainment Industry group contains three industries: Media, Entertainment and Interactive Media & Services. The Media industry continues to consist of the Advertising, Broadcasting, Cable & Satellite and Publishing sub-industries. The Entertainment industry contains the Movies & Entertainment sub-industry (which includes online entertainment streaming companies in addition to companies previously classified in such industry prior to September 21, 2018) and the Interactive Home Entertainment sub-industry (which includes companies previously classified in the Home Entertainment Software sub-industry prior to September 21, 2018 (when the Home Entertainment Software sub-industry was a sub-industry in the Information Technology sector)), as well as producers of interactive gaming products, including mobile gaming applications). The Interactive Media & Services industry and sub-industry includes companies engaged in content and information creation or distribution through proprietary platforms, where revenues are derived primarily through pay-per-click advertisements, and includes search engines, social media and networking platforms, online classifieds and online review companies. The Global Classification Sector structure changes are effective for the MSCI Emerging Markets Index as of the open of business on December 3, 2018 to coincide with the November 2018 semi-annual index review.
The above information supplements the description of the ETF found in the accompanying general terms supplement no. 1,734. This information was derived from information prepared by the investment advisor, however, the percentages we have listed above are approximate and may not match the information available on the investment advisor's website due to subsequent corporate actions or other activity relating to a particular stock.  For more details about the ETF, the investment advisor and license agreement between the investment advisor and the issuer, see “The Underliers — The iShares® MSCI Emerging Markets ETF” on page S-90 of the accompanying general terms supplement no. 1,734.
iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. ("BITC").  The securities are not sponsored, endorsed, sold, or promoted by BITC.  BITC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BITC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.
The MSCI Indexes are the exclusive property of MSCI Inc. ("MSCI").  The securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such securities.
The EURO STOXX 50® Index
The EURO STOXX 50® Index is a free-float market capitalization-weighted index of 50 European blue-chip stocks and was created by and is sponsored and maintained by STOXX Limited. Publication of the EURO STOXX 50® Index began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The level of the EURO STOXX 50® Index is disseminated on the STOXX Limited website. STOXX Limited is under no obligation to continue to publish the index and may discontinue publication of it at any time. Additional information regarding the EURO STOXX 50® Index may be obtained from the STOXX Limited website: stoxx.com. We are not incorporating by reference the website or any material it includes in this pricing supplement.
The top ten constituent stocks of the EURO STOXX 50® Index as of November 19, 2018, by weight, are: Total S.A. (5.82%), SAP SE (4.24%), Sanofi (3.92%), Siemens AG (3.75%), Allianz SE (3.58%), LINDE PLC (3.39%), Unilever N.V. (3.25%), LVMH Moët Hennessy Louis Vuitton SE (3.06%), Banco Santander S.A. (2.99%) and BASF SE (2.79%); constituent weights may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf under “Factsheets and Methodologies” and are updated periodically.
As of November 19, 2018, the sixteen industry sectors which comprise the EURO STOXX 50® Index represent the following weights in the index: Automobiles & Parts (4.22%), Banks (11.17%), Chemicals (4.78%), Construction & Materials (2.78%), Food & Beverage (4.42%), Health Care (9.90%), Industrial Goods & Services (10.51%), Insurance (6.82%), Media (0.93%), Oil & Gas (7.47%), Personal & Household Goods (10.11%), Real Estate (0.95%), Retail (3.75%), Technology (9.50%), Telecommunications (5.03%) and Utilities (4.28%); industry weightings may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf under “Factsheets and Methodologies” and are updated periodically. Percentages may not sum to 100% due to rounding. Sector designations are determined by the underlier sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.
As of November 19, 2018, the eight countries which comprise the EURO STOXX 50® Index represent the following weights in the index: Belgium (2.56%), Finland (1.25%), France (38.32%), Germany (28.29%), Ireland (4.29%), Italy (4.60%), Netherlands (10.49%) and Spain (10.20%); country weightings may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf under “Factsheets and Methodologies” and are updated periodically.
The above information supplements the description of the underlier found in the accompanying general terms supplement no. 1,734. This information was derived from information prepared by the underlier sponsor, however, the percentages we have listed above are approximate and may not match the information available on the underlier sponsor's website due to subsequent corporate actions or other activity relating to a particular stock. For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — EURO STOXX 50® Index” on page S-75 of the accompanying general terms supplement no. 1,734.
The EURO STOXX 50® is the intellectual property of STOXX Limited, Zurich, Switzerland and/or its licensors (“Licensors”), which is used under license. The securities or other financial instruments based on the index are in no way sponsored, endorsed, sold or promoted by STOXX and its Licensors and neither STOXX nor its Licensors shall have any liability with respect thereto.
Historical Closing Levels of the Underliers
The closing levels of the underliers have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of any underlier during the period shown below is not an indication that such index is more or less likely to increase or decrease at any time during the life of your notes.
You should not take the historical closing levels of an underlier as an indication of the future performance of an underlier. We cannot give you any assurance that the future performance of any underlier or the underlier stocks will result in you receiving the outstanding face amount of your notes on the stated maturity date.
Neither we nor any of our affiliates make any representation to you as to the performance of the underliers. Before investing in the offered notes, you should consult publicly available information to determine the relevant underlier levels between the date of this pricing supplement and the date of your purchase of the offered notes. The actual performance of an index over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical levels shown below.
The graphs below show the daily historical closing levels of each underlier from December 3, 2008 through December 3, 2018. We obtained the levels in the graphs below from Bloomberg Financial Services, without independent verification. [Update]

Historical Performance of the iShares® MSCI Emerging Markets ETF
Historical Performance of the EURO STOXX 50®

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES
The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement.
The following section is the opinion of Sidley Austin llp, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:
●	a dealer in securities or currencies;
●	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
●	a bank;
●	a regulated investment company;
●	a life insurance company;
●	a tax-exempt organization;
●	a partnership;
●	a person that owns the notes as a hedge or that is hedged against interest rate risks;
●	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or
●	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.
This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders
This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:
●	a citizen or resident of the United States;
●	a domestic corporation;
●	an estate whose income is subject to U.S. federal income tax regardless of its source; or
●
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.
Your notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your notes prior to your receipt of cash attributable to such income.
We have determined that the comparable yield for the notes is equal to 4.0067% per annum, compounded semi-annually, with a projected payment at maturity of $1,172.23 based on an investment of $1,000.
Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the notes, from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
December 6, 2018 through December 31, 2018	$2.67	$2.67
January 1, 2019 through December 31, 2019	$40.58	$43.25
January 1, 2020 through December 31, 2020	$42.22	$85.47
January 1, 2021 through December 31, 2021	$43.93	$129.40
January 1, 2022 through December 8, 2022	$42.83	$172.23
You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

If you purchase your notes at a price other than their adjusted issue price determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment debt instruments) as of the time you purchase your notes. The original issue price of your notes will be the first price at which a substantial amount of the notes is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Therefore, you may be required to make the adjustments described above even if you purchase your notes in the initial offering if you purchase your notes at a price other than the issue price.
If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon maturity by the amounts allocated under the previous paragraph to each of interest and the projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon maturity by the amounts allocated under the previous paragraph to each of interest and the projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.
Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.
You will recognize income or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the cash amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes) and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes (as described in the accompanying prospectus).
Any income you recognize upon the sale, exchange or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

Pursuant to recently enacted legislation, for taxable years beginning after December 31, 2018, with respect to a debt instrument issued with original issue discount, such as the notes, an accrual method taxpayer that reports revenues on an applicable financial statement generally must recognize income for U.S. federal income tax purposes no later than the taxable year in which such income is taken into account as revenue in an applicable financial statement of the taxpayer.  For this purpose, an “applicable financial statement” generally means a financial statement certified as having been prepared in accordance with generally accepted accounting principles or that is made on the basis of international financial reporting standards and which is used by the taxpayer for various specified purposes.  This rule could potentially require such a taxpayer to recognize income for U.S. federal income tax purposes with respect to the notes prior to the time such income would be recognized pursuant to the rules described above.  Potential investors in the notes should consult their tax advisors regarding the potential applicability of these rules to their investment in the notes.
United States Alien Holders
If you are a United States alien holder, please see the discussion under “United States Taxation” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:
●	a nonresident alien individual;
●	a foreign corporation; or
●	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.
The Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of amounts you receive upon the sale, exchange or maturity of your notes, could be collected via withholding. If these regulations were to apply to the notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on the stocks included in the EURO STOXX 50 Index or on the ETF during the term of the notes. We could also require you to make certifications (e.g., an applicable Internal Revenue Service Form W-8) prior to the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2021, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017.  In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations).  We have determined that, as of the issue date of your notes, your notes will not be subject to withholding under these rules.  In certain limited circumstances, however, you should be aware that it is possible for United States alien holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required.  You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act (FATCA) Withholding
Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to published guidance, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2019.

VALIDITY OF THE NOTES AND GUARANTEE
In the opinion of Sidley Austin llp, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., the related guarantee offered by this pricing supplement has been executed and issued by The Goldman Sachs Group, Inc., and such notes have been authenticated by the trustee pursuant to the indenture, and such notes and the guarantee have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) such related guarantee will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 10, 2017, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on July 10, 2017.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying general terms supplement no. 1,734, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying general terms supplement no. 1,734, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying general terms supplement no. 1,734, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

Page
Summary Information	PS-3
Hypothetical Examples	PS-6
Additional Risk Factors Specific to Your Notes	PS-9
The Underliers	PS-16
Supplemental Discussion of U.S. Federal Income Tax Consequences	PS-21
Validity of the Notes and Guarantee	PS-25

General Terms Supplement No. 1,734 dated July 10, 2017
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-16
The Underliers	S-36
S&P 500® Index	S-40
MSCI Indices	S-46
Hang Seng China Enterprises Index	S-55
Russell 2000® Index	S-61
FTSE® 100 Index	S-69
EURO STOXX 50® Index	S-75
TOPIX	S-82
The Dow Jones Industrial Average®	S-87
The iShares® MSCI Emerging Markets ETF	S-91
Use of Proceeds	S-94
Hedging	S-94
Employee Retirement Income Security Act	S-95
Supplemental Plan of Distribution	S-96
Conflicts of Interest	S-98

Prospectus Supplement dated July 10, 2017
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-15
United States Taxation	S-18
Employee Retirement Income Security Act	S-19
Supplemental Plan of Distribution	S-20
Validity of the Notes and Guarantees	S-21

Prospectus dated July 10, 2017
Available Information	2
Prospectus Summary	4
Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	8
Use of Proceeds	11
Description of Debt Securities We May Offer	12
Description of Warrants We May Offer	45
Description of Units We May Offer	60
GS Finance Corp.	65
Legal Ownership and Book-Entry Issuance	67
Considerations Relating to Floating Rate Debt Securities	72
Considerations Relating to Indexed Securities	73
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	74
United States Taxation	77
Plan of Distribution	92
Conflicts of Interest	94
Employee Retirement Income Security Act	95
Validity of the Securities and Guarantees	95
Experts	96
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	96
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	96

$1,030,000

GS Finance Corp.

Underlier-Linked Notes due 2022

guaranteed by
The Goldman Sachs
Group, Inc.

Goldman Sachs & Co. LLC